                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               PICK-UPS PLUS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   719574 10 5
                                 (CUSIP Number)

                           Thomas P. McNamara, Esquire
                            2909 Bay to Bay Boulevard
                                    Suite 309
                                 Tampa, FL 33629
                                 (813) 837-0727
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
                             CUSIP No.: 719574 10 5

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         William W. Angell, M.D.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [_]
         (b) [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)      [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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7        SOLE VOTING POWER

         1,112,800 shares
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8        SHARED VOTING POWER

         None
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9        SOLE DISPOSITIVE POWER

         1,112,800 shares
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10       SHARED DISPOSITIVE POWER

         None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,112,800 shares
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
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14       TYPE OF REPORTING PERSON*

         IN
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ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, par value $0.001 per share (the
"Stock"), of Pick-Ups Plus, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5181 Natorp
Boulevard, Suite 530, Mason, Ohio 45040.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Dr. William W. Angell, an individual (the
"Reporting Person"). The Reporting Person's principal occupation is as a physician. His business address is 4935 Lyford Cay Road Tampa, Florida 33629

        The Reporting Person has not, during the last five years, been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Consideration for the purchases consisted of unencumbered funds contained in Employee Benefit Plan accounts controlled by the Reporting Person. Such accounts were an individual retirement account for the benefit of the Reporting
Person and an account maintained by the William W. Angell Medical Corp. Pension
Plan. The securities were acquired by open market purchase.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person acquired the securities for investment. The Reporting
Person does not have any plans which relate to or would result in any of the items listed in paragraphs (a) though (j) of Item 4 (although the Reporting
Person reserves the right to develop such plans or proposals). From time to time the Reporting Person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The Reporting Person is the beneficial owner of, and has the sole power to vote and dispose of 1,112,800 shares, or approximately 5.3% of the outstanding shares of the Issuer's Stock. The Reporting Person acquired such securities in open market transactions between August 13, 2001 and October 12, 2001, at prices ranging from $0.02 per share to $0.09 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 21, 2001                           /s/ William W. Angell, M.D.
                                            William W. Angell, M.D.